Via EDGAR (Correspondence)

August 16, 2010

William Friar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation

  Form 10-K for the year ended December 31, 2009

  Form 10-Q for the period ended March 31, 2010

  Form 8-K filed on July 7, 2010

  Form 8-K filed on July 20, 2010

  File No. 001-07511

Dear Mr. Friar:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter of August 2, 2010 (the “Comment Letter”) regarding the above-referenced annual, quarterly and current reports.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-K

Risk Factors, page 5

1.	We believe that in future filings the counterparty risk on page 8 should be expanded to provide the disclosure contained in the second paragraph on page 2 of your letter dated May 27, 2010.

In response to the Staff’s comment, we will revise the related risk factors in our future filings to provide, as applicable, substantially the following information:

“From time to time, we may assume concentrated credit risk at the individual obligor, counterparty or guarantor level. Such concentrations may be material and can from time to time exceed 10% of our consolidated shareholders equity. Our material counterparty exposures change daily, and the counterparties to which our risk exposure exceeds 10% of our consolidated total shareholders’ equity are also variable during any reported period. Further, exposure to such counterparties generally is the result of our role as agent to numerous entities affiliated with that counterparty. These affiliated entities and our risk exposures to them are also variable.”

William Friar

August 16, 2010

2.	Reference is made to your response at the top of page 3 of your letter of May 27, 2010. We continue to believe that if the matter is included as a risk factor, then some quantification of claims made since the indemnification should be provided.

We have submitted, or are in the process of submitting, proofs of claim with respect to many of the various claims we have against the Lehman Brothers entities. These proofs of claim have been submitted in bankruptcy proceedings in both the United States and the United Kingdom. As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”), we believe that our submissions in the bankruptcy proceedings should result in State Street being entitled to net payment from the Lehman Brothers estates; however, it is possible that the bankruptcy administrators may challenge the amounts that we believe to be owed to us and assert that we have a net obligation to return collateral to Lehman Brothers. No such claims have been asserted to date, and we have no indication at the current time that it is the intent of the bankruptcy estates to challenge our close-out statements.

Given the inherent uncertainty associated with any such bankruptcy proceeding, we concur with the Staff’s point of view, and will continue to evaluate this evolving situation and provide the relevant quantifiable information to the extent further developments warrant. We will continue to disclose our assessment of the potential net payment obligations if the courts or administrators reject all or a portion of our claims against the Lehman Brothers entities.

3.	We have reviewed your response to comment 2 on page 3 of your letter of May 27 and we have reviewed information made in subsequent filing pertaining to this matter and we note the $75 million charge that you will take in the second quarter. We believe that in future filings, where you include this as a risk factor, you should augment the disclosure to help the reader understand the magnitude of the risk. For example, disclose the total face amount that was distributed in-kind, disclose its market value when it was distributed in-kind and disclose the total aggregate claims made under the direct lending program.

Where we include risk factors in our public filings, our intention is consistent with the Staff’s point of view, in that we attempt to include relevant information known at the time of the filing which enables investors to evaluate the magnitude of the potential risk.

To illustrate the foregoing, with respect to the collateral pools, generally we have disclosed the total assets of the collateral pools, as well as the average difference between the market-based net asset value per unit and the transactional value of such units. See pages 13 through 15 of our Annual Report. Similarly, on page 12 of our Annual Report, we disclosed the value of assets of funds managed by us and held by Lehman Brothers as prime broker, for purposes of quantifying the maximum exposure in litigation with clients invested in such funds.

With regard to the charge recorded in the second quarter of 2010, the review that was conducted to evaluate whether any issues existed with respect to our implementation of the redemption policy applicable to the agency lending collateral pools was not sufficiently advanced as of the date of the filing of our Annual Report to provide any meaningful quantification of that risk for investors at that time. As of the date of that filing, neither potential inconsistencies nor the impact that any redemptions might have had on other investors were known or quantifiable.

William Friar

August 16, 2010

Forms 8-K filed July 7 and 20, 2010

4.	Please advise us what you mean by the statement in your 8-K filed on July 7, 2010 that “…State Street has identified potential inconsistencies with its implementation of those redemption restrictions applicable to certain agency lending collateral pools.” Our initial reaction is that in future filings you should also expand the disclosure to explain and clarify what you mean.

In 2008, State Street implemented a policy (the “Redemption Policy”) with regard to its agency lending program that required that if participants in the program that had reinvested cash collateral in any of four collateral pools whose market-based net asset value per unit had declined below $1.00 intended to terminate or substantially reduce their participation in the lending program, such participant was required to redeem units in the collateral pools in kind. In the fall of 2009, litigation was commenced between State Street and two funds for which the Missouri Teachers Retirement System is fiduciary. The Missouri funds had substantially reduced their interest in the program without complying with the Redemption Policy. Such litigation prompted State Street to evaluate if other participants had attempted to circumvent the Redemption Policy.

As a result of such evaluation, State Street determined that other redemptions by participants in the lending program potentially did not comply with the intent of the Redemption Policy. Based upon the information available at the end of, and developed during, the second quarter of 2010, State Street established a reserve to address potential net asset value dilution to the non-redeeming participants in the collateral pools caused by violations of the Redemption Policy.

In light of these developments, we expanded the disclosure included in our Quarterly Report on Form 10-Q for the period ended June 30, 2010 (the “Form 10-Q”). Note 13 to the consolidated financial statements included in the Form 10-Q reads as follows:

“The pre-tax charge also included an accrual of $75 million to establish a reserve to address certain potential inconsistencies in connection with our implementation of the redemption restrictions applicable to the cash collateral pools underlying our agency lending program. This charge was based on the results of a review of our implementation of the redemption restrictions with respect to participants in the agency lending collateral pools, and our assessment of the amount required to compensate clients for the dilutive effect of redemptions which may not have been consistent with the intent of the policy. For additional information, refer to the “Legal Proceedings” section of note 7.”

In addition, the reserve and the basis for establishing the reserve are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Results of Operations – Securities Finance” in the Form 10-Q.

William Friar

August 16, 2010

5.	Please provide us with additional details regarding the $330 million cash contribution. Please advise us if the contribution relates to the risk factor at the top of page 14 in the last Form 10-K regarding losses as a result of continuing to make transactions based upon a net asset value of $1.00. If so, please advise us which factors addressed in that risk factor’s second paragraph were responsible and how you determined the amount.

State Street Global Advisers manages common and collective trust funds that, in addition to pursuing specific investment objectives, also engage in securities lending to produce incremental income for participants in such funds (collectively, the “SSgA Lending Funds”). Cash collateral received by the SSgA Lending Funds in connection with securities lending are invested in certain collateral pools used exclusively by the SSgA Lending Funds. Since the beginning of the disruption in the fixed-income securities markets in mid-2007, the transaction value used for participant purchase and redemption activity ($1.00 per unit) has been greater than the fair value of the collateral pools’ assets. Since 2008, in response to the effect of this disruption on the liquidity of certain assets held by the cash collateral pools underlying these funds, the SSgA Lending Funds had imposed restrictions on participant redemptions.

As highlighted in the risk factors on pages 13, 14 and 15 of our Annual Report, although the SSgA Lending Funds continued to transact purchase and redemption orders based upon the transaction value of the collateral pools of $1.00 per unit, the net asset value of the collateral pools determined in accordance with GAAP was less than $1.00 per unit. We continued this practice for a number of reasons, including the fact that none of the securities in the cash collateral pools were then in default or considered to be materially impaired, and the existence of the redemption restrictions which, absent a significant reduction in the lending program, would have permitted the securities in the collateral pools to be held until they recovered to their par value.

As previously reported, on June 30, 2010, we made a one-time cash contribution of $330 million to the collateral pools underlying the SSgA Lending Funds, and we plan to remove the redemption restrictions from those funds in August 2010. The cash contribution was equal to the aggregate excess of the amortized cost of the collateral pools’ assets over their fair value on the date of the payment. The cash contribution, combined with continuing improvement in market conditions during 2010, is expected to enable SSgA to remove the redemption restrictions from the pools in August 2010. On June 30, 2010, subsequent to the cash contribution, the net asset value per unit of the collateral pools, based on the fair value of the underlying assets, was $1.00.

Our decision with respect to the cash contribution was based on many factors, including our assessment relative to previously disclosed asserted and unasserted claims and our evaluation of the ultimate resolution of such claims, as well as the effect of the redemption restrictions originally imposed by SSgA on the lending funds. The contribution was not the result of any obligation by State Street to support the SSgA Lending Funds or the underlying collateral pools. State Street has no obligation to provide cash or other support to the SSgA Lending Funds or the collateral pools underlying the SSgA Lending Funds at any future date, and has no intention to provide any such support associated with realized or unrealized losses in the collateral pools that may arise in the future.

The risk factors on pages 13, 14 and 15 of our Annual Report highlighted potential risks arising out of the fact that the net asset value per unit of the collateral pools underlying the SSgA Lending Funds, as well as the agency lending collateral pools, had declined below $1.00.

We continue to cooperate with the SEC in its investigation with respect to the SSgA Lending Funds and the agency lending program. Neither the civil proceedings described above in our response to comment 4 in this Comment Letter nor the SEC investigations have been terminated as a result of the cash contribution to the collateral pools or the establishment of the $75 million reserve.

* * * * *

William Friar

August 16, 2010

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 or David A. Guy, Senior Vice President and Director of External Reporting and Accounting Policy, at 617-664-0595, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba
James J. Malerba
Executive Vice President,
Corporate Controller and
Chief Accounting Officer